SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)



                    The Kroll-O'Gara Company
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                          67083U 10  2

_________________________________________________________________
                         (CUSIP Number)


 Thomas M. O'Gara, 9113 LeSaint Drive, Fairfield, Ohio  45014
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          June 15, 2001
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this Schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67083U  10  2
_________________________________________________________________

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Thomas M. O'Gara
_________________________________________________________________

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)

      (a) [ ]
      (b) [ ]

_________________________________________________________________
3)    SEC USE ONLY

_________________________________________________________________
4)    SOURCE OF FUNDS

      n/a
_________________________________________________________________

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_________________________________________________________________

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
_________________________________________________________________
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power         2,433,869 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power           7,500 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power    2,433,869 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power      7,500 |
|_______________________________________________________________|

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,441,369
_________________________________________________________________

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions) [ ]

_________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.9%
_________________________________________________________________

14)   TYPE OF REPORTING PERSON (See Instructions)

      IN
_________________________________________________________________

Item 1.     Security and Issuer

            This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Kroll-O'Gara Company (the
"Company"). The address of the Company's principal executive offices is 9113 LeSaint Drive, Fairfield, Ohio 45014.


Item 2.     Identity and Background

            This statement is filed by Thomas M. O'Gara, whose business address is 9113 LeSaint Drive, Fairfield, Ohio 45014. Mr. O'Gara is the Vice Chairman of the Board and a director of the Company, a provider of specialized risk-mitigation products and services. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. O'Gara is a citizen of the United States of America.


Item 3.     Sources and Amount of Funds or Other Consideration

            Not applicable.


Item 4.     Purpose of Transaction

            Mr. O'Gara has entered into a Sales Plan dated June 15, 2001 pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, under which he has instructed UBS PaineWebber, as his agent, to sell up to 600,000 of his shares of Common Stock during a three-month period in accordance with the terms, conditions and restrictions set forth in the Sales Plan.


Item 5.     Interest in Securities of the Issuer

            (a) As of May 1, 2001, the Company had 22,414,697 shares of Common Stock outstanding. At the inception of the Sales Plan, Mr. O'Gara was the beneficial owner of 2,441,369 of these shares, representing approximately 10.9% of the Common Stock, as computed in accordance with Rule 13d-3(d)(1). Of Mr. O'Gara's 2,441,369 shares, 23,150 are shares which he has the right to acquire under currently-exercisable stock options, which are all of the stock options held by him.

            (b) Mr. O'Gara has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 2,433,869 shares beneficially owned by him. He has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of 7,500 shares beneficially owned by him.

            Mr. O'Gara shares voting and/or dispositive power over the above-referenced 7,500 shares with his wife, Victoria
O'Gara, whose address may be deemed the same as his. Mrs. O'Gara is a citizen of the United States of America. All other information required by Item 2 is inapplicable.

            (c)   None.

            (d)   Not applicable.

            (e)   Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            See response to Item 4, above.


Item 7.     Material to be Filed as Exhibits

            None.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 8, 2001                     /s/ Thomas M. O'ara
                                        _________________________
                                        Thomas M. O'Gara